EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown.  For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges.  Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits.  Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown.  Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Year Ended December 31,
	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	$42,187	$35,691	$47,644	$56,440	$73,671
Add: Fixed charges, net	112,434	112,254	93,812	77,769	68,173
Income before income taxes and fixed charges, net	154,621	147,945	141,456	134,209	141,844
Fixed charges
Interest expense	111,302	111,147	93,340	77,341	67,776
Estimate of interest (1/3) within rental expense	652	598	472	428	397
Interest on unrecognized tax benefits	480	509	-	-	-
Total fixed charges	112,434	112,254	93,812	77,769	68,173
Ratio of Earnings to Fixed Charges	1.38	1.32	1.51	1.73	2.08

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	$42,187	$35,691	$47,644	$56,440	$73,671
Add: Fixed charges, net	52,456	36,493	37,153	36,711	30,300
Income before income taxes and fixed charges, net	94,643	72,184	84,797	93,151	103,971
Fixed charges
Interest expense (excluding deposits)	51,324	35,386	36,681	36,283	29,903
Estimate of interest (1/3) within rental expense	652	598	472	428	397
Interest on unrecognized tax benefits	480	509	-	-	-
Total fixed charges	52,456	36,493	37,153	36,711	30,300
Ratio of Earnings to Fixed Charges	1.80	1.98	2.28	2.54	3.43